DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

August 18, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Attn: Steven Jacobs, Branch Chief

Re:	Eagle Hospitality Properties Trust, Inc.

Form 10-K for the Year Ended December 31, 2005

File No. 001-32279

Ladies and Gentlemen:

This law firm represents Eagle Hospitality Properties Trust, Inc. (the “Company”). We are writing this letter on behalf of the Company in response to the comment letter from Steven Jacobs, Branch Chief, dated August 10, 2006, regarding the Company’s Form 10-K for the Year Ended December 31, 2005.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to such comments.

Form 10K for the year ended December 31, 2005

Item 6. Selected Historical Financial and Other Data, page 26

1.	Comment: In future filings, please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: When presenting EBITDA in future filings, the Company will begin the reconciliation with Net Income instead of Net Income Available to Common Shareholders and discontinue presentation of a separate line item for preferred stock dividends. Since we believe such a revised presentation would conform to the guidelines set forth in FR-65, the Company does not believe it is necessary to revise the title of the measure.

Securities and Exchange Commission

August 18, 2006

2.	Comment: We note that you adjusted for the loss allocated to operating partnership minority interest rather than adjusting for the minority interests’ share of the FFO adjustments. Please explain your basis for this adjustment and tell us how you have determined that this measure is comparable to net income which is calculated after an allocation of income to minority unitholders. To the extent your determination of FFO differs from the NAREIT definition, such as one that is calculated to exclude the effects of minority interest, please revise your reference to the measure accordingly.

Response: The Company does not believe that its calculation of FFO is inconsistent with the NAREIT definition. As required by GAAP, the Company allocates a portion of the income to minority interest to derive Net Income. The NAREIT White Paper setting forth the industry-accepted standards for calculating FFO, however, requires that FFO be calculated on a “fully-diluted” basis. Accordingly, in its calculation of FFO (and required reconciliation of FFO back to net income), the Company adds the minority interest allocation back to the Net Income Available to Common Shareholders. The Company nonetheless concurs with the standard industry belief that net income is the most comparable GAAP measure to FFO.

3.	Comment: We also note that you disclose FFO per diluted share on page 28. Please revise your disclosure in future filings to reconcile such a measure to the most comparable GAAP measure, which appears to be earnings per share. Refer to Item 10(e) of Regulation S-K.

Response: In each future SEC filing that includes any discussion of FFO per share, the Company will include a reconciliation of FFO per share to net income per share, which is the most directly comparable GAAP measure. Further, when applicable, in the required qualitative discussion, the Company will explain how management uses FFO and FFO per share and in what way both metrics provide meaningful information to investors and describe the advantages and disadvantages of using FFO and FFO per share.

Consolidated and Combined Statements of Operations and Comprehensive Income, page 48

4.	Comment: In future filings, please revise your presentation to include stock-based compensation in the relevant line item in which it would be included had it been paid with cash. Please refer to SAB 107.F.

Securities and Exchange Commission

August 18, 2006

Response: Commencing with its Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2006, the Company has begun to include stock-based compensation in the General and Administrative expense line item, in accordance with SAB 107.F.

Note 6 – Income Taxes, page 57

5.	Comment: Please tell us how you considered the factors in paragraphs 20 through 25 of SFAS 109 in determining that a valuation allowance was not necessary. It is our understanding that it is unusual for taxable REIT subsidiaries such as yours to generate any significant taxable income.

Response: In determining the proper treatment of its deferred income tax asset, the Company studied all relevant aspects of SFAS 109, including paragraphs 20-25. Based upon future projections of taxable income, the Company expects the deferred income tax asset to be fully realized. However, a valuation allowance of $75,000 was booked in 2005. This valuation allowance was related to the state portion of the deferred income tax asset, as states often have shorter carryforward periods than allowed under federal law. Subsequent to December 31, 2005 and consistent with the Company’s projections, as reported in its first and second quarter Quarterly Reports on Form 10-Q in 2006, the Company has generated taxable income resulting in the realization of a portion of the deferred income tax asset.

With respect to paragraphs 20 through 25 of SFAS 109, the Company concluded that the balance sheet reflects the appropriate deferred income tax asset as follows:

•	Paragraph 20 states that all available evidence about the Company’s operations must be considered in determining the level of valuation allowance needed. The Company believes that the taxable income attributed to the taxable REIT subsidiaries (“TRS”) was negatively impacted in 2005 due to a number of unusual items, including the disproportionately severe hurricane season, substantial renovations occurring at several of the hotels (these renovations resulted in blocks of rooms being taken out of service until the renovations were completed), newer hotels not having achieved full market penetration and not realizing the full-year impact of mid-year acquisitions. In addition, the Company commissioned a transfer-pricing study to review the lease rates charged to the TRS. Based upon the results of the study, the Company adjusted downward the rates charged for several of the leases, effective January 1, 2006. Reduced lease rates will have the effect of generating higher taxable income by the TRS. As a result of this review, the Company concluded that no valuation allowance was necessary for the deferred income tax asset other than the $75,000 reserved against the state portion of that asset.

Securities and Exchange Commission

August 18, 2006

•	Paragraph 21 requires that the Company consider the potential of the future realization of the tax benefit as a result of four possible sources of taxable income. The Company analyzed such sources as follows:

•	Future reversals of existing taxable temporary differences – The Company concluded that it was unlikely that significant taxable income would be generated from the reversal of existing taxable temporary differences.

•	Future taxable income exclusive of reversing temporary differences and carryforwards – The Company concluded that significant taxable income was likely to be provided by operations based upon the following assumptions: “normal” hurricane season activity; completed renovations at the hotels; significantly improved revenue forecast for the industry in general and the Company’s hotels in particular; and the downward rate adjustment to several of the TRS leases.

•	Taxable income in prior carryback year(s) if carryback is permitted under the tax law – The Company concluded that taxable income in prior carryback year(s) would not be a source of taxable income for the Company.

•	Tax-planning strategies – The Company decided to lower the lease rates for several of the TRS leases, which will lead to higher taxable income at the TRS, after commissioning a transfer-pricing study. No other tax-planning strategies were deemed likely to generate substantial taxable income.

•	Paragraph 22 states that the expense of certain actions or tax-planning strategies that a Company might pursue in order to realize the deferred income tax asset should be included in the valuation allowance. The only cost that the Company incurred for tax-planning strategies related to the deferred income tax asset was the transfer-pricing study, which was appropriately expensed at the time the study was conducted. The Company does not anticipate incurring any additional tax-planning expense related to the realization of the deferred income tax asset.

Securities and Exchange Commission

August 18, 2006

•	Paragraph 23 notes that it is difficult to form the conclusion that a valuation allowance is unnecessary when there is negative evidence. The Company considered this point, but concluded that the positive expected operating trends discussed above outweighed the negative evidence, which consisted of the losses generated by the TRS in 2004 and 2005.

•	Paragraph 24 cites examples (not prerequisites) of positive evidence that can be used to override negative evidence. As noted above, the Company believes that the balance of positive evidence for the use of the deferred income tax asset outweighs the negative evidence and precludes the need for an additional valuation allowance.

•	Paragraph 25 states that an enterprise must use judgment in considering the negative evidence and the positive evidence. As noted above, the Company believes that the balance of positive evidence for the use of the deferred income tax asset outweighs the negative evidence.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information or if we can be of any further assistance, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

JDM/jal

cc:	Securities and Exchange Commission

Kelly McCusker, Staff Accountant

Eagle Hospitality Properties Trust, Inc.

Raymond D. Martz

Ernst & Young LLP

Philip Childs